Filed Pursuant to Rule 433
Dated February 2, 2012
Registration Statement No. 333-178335

FOR IMMEDIATE RELEASE

Investor Contacts:
Richard T. Schumacher, President and CEO, PBI                 (508) 230-1828 (T)
Evelyn S. Perez, PR & Marketing Coordinator, FIU             (305) 348-4493 (T)

Florida International University Receives $349,000 Grant
from the Department of Justice to Improve Rape Case DNA Testing
Using Pressure BioSciences’ Patented Technology

PBI’s PCT System Expected to Play a Critical Role
in Improving Speed and Accuracy of Rape Kit and Other Forensic Lab Tests

South Easton, MA, January 31, 2012 – Florida International University (“FIU”) and Pressure BioSciences, Inc. (NASDAQ: PBIO) (“PBI” and the “Company”) today announced that FIU has been awarded $349,130 from the Office of Justice Programs of the Department of Justice (“DOJ”).  The grant will support the continued development of a faster and more accurate method of processing DNA evidence for rape prosecutions using PBI’s patented Pressure Cycling Technology (“PCT”) Platform.

Dr. Bruce R. McCord, Associate Director of FIU’s International Forensic Research Institute (“IFRI”) and principal investigator of the study, believes the new testing method has the potential to greatly improve the processing of sexual assault evidence, thus helping to reduce the current bottleneck in extracting the DNA evidence contained in rape kits.

News reports point to a current national backlog of more than 400,000 completed rape kits, sitting in storage and waiting processing and analysis. Unfortunately, each warehoused kit may be allowing a rapist to remain free.  New sexual assault cases, estimated at 180,000 annually, tragically add to this backlog.

The DOJ-supported study, entitled “Rapid and selective extraction of DNA from rape kits and other forensic evidence using pressure cycling technology”, is expected to help develop and validate a new DNA extraction technique based on PBI’s PCT platform technology.  Dr. McCord and other forensic researchers at FIU’s IFRI, note that the PBI pressure system (“Barocycler”) provides an exciting new technology that is capable of extracting DNA from rape kits and other samples without the need to first separate sperm from female epithelial cells, a complex and time-consuming procedure.

Dr. Nate Lawrence, VP of Marketing at PBI, said: “Successful completion of the new PCT-based processing method would provide a significant new business channel for PBI, adding to our core strengths in drug discovery and general molecular sample preparation applications.  The forensics market consists of hundreds of labs in the US alone, performing thousands of tests daily.  In addition to instrument sales, we would also expect to supply single-use consumables and buffers that are proprietary to our equipment.”

FIU’s Dr. McCord, a noted expert in forensic DNA research, describes PBI’s PCT technology as having great potential to simplify the complex processing of rape kits. Currently in most forensic labs, the analyst is required to perform a series of tedious manual extractions in order to separate male and female cells collected on swabs from the victim.  With PBI’s PCT System, there is no need to remove female cells prior to analysis.  “The PCT technology permits the user to selectively burst open and extract DNA from the perpetrator’s sperm cells, while leaving the victim’s own cells in the swab sample unbroken.  This unique capability offers great hope for significantly improving rape kit analysis.”

Dr. McCord’s group is scheduled to present an update of their latest PCT studies at the annual meeting of the American Academy of Forensic Sciences, February 20 – 25, 2012, in Atlanta, GA.

About Florida International University

Florida International University (“FIU”) is Miami-Dade County’s first public, four-year research university. With more than 38,000 students, 1,000+ full-time faculty members, and more than 135,000 alumni, FIU is recognized as one of the 25th largest universities in the country based on enrollment. FIU offers more than 200 bachelor, master and doctoral degree programs in its colleges and schools. Recently, the university has achieved several notable milestones, including the establishment of South Florida’s only public College of Medicine, and the accreditation of its College of Law.

About the International Forensic Research Institute

The International Forensic Research Institute (“IFRI”) serves local and national law enforcement efforts in the application of scientific principles to the administration of justice. The mission of this self-supporting institute is to conduct original research in forensic science, transfer technologies from other scientific disciplines for use in forensic applications, provide scientific expertise to the law enforcement and legal community and to provide needed continuing education and advanced training to practicing scientists. IFRI provides undergraduate, master, and doctoral level programs in forensic science.

About Pressure BioSciences

Pressure BioSciences, Inc. (“PBI”) (NASDAQ: PBIO) is focused on the development, marketing, and sale of proprietary laboratory instrumentation and associated consumables based on Pressure Cycling Technology (“PCT”). PCT is a patented, enabling technology platform with multiple applications in the estimated $6 billion life sciences sample preparation market. PCT uses cycles of hydrostatic pressure between ambient and ultra-high levels to control bio-molecular interactions. PBI currently focuses its efforts on the development and sale of PCT-enhanced sample preparation systems (instruments and consumables) for mass spectrometry, biomarker discovery, bio-therapeutics characterization, vaccine development, soil and plant biology, forensics, histology, and counter-bioterror applications.

Forward-Looking Statements

Statements contained in this press release regarding the Company's intentions, hopes, beliefs, expectations, or predictions of the future are "forward-looking'' statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding the expected advantages of PBI’s PCT product line in processing rape kit samples; the potential for PCT as a tool for the differential extraction of DNA from sperm cells and epithelial cells, without the need for prior separation; that the PCT method has the potential to significantly decrease rape kit processing time, increase throughput, and improve results; that the PCT method could result in an increase in product sales in 2012 and beyond; and the number of unprocessed rape kits and the number of new sexual assault cases each year. These statements are based upon PBI’s current expectations, forecasts, and assumptions that are subject to risks, uncertainties, and other factors that could cause actual outcomes and results to differ materially from those indicated by these forward-looking statements.  These risks, uncertainties, and other factors include, but are not limited to: the results of the DOJ grant may not necessarily confirm previous data on the advantages of using the PCT System in rape kit processing; unforeseen technological difficulties or business issues in the implementation of the PCT method in the processing of rape kits that may impede or prevent the achievement of the expected advantages of the PCT method for such processing; due to unforeseen technical difficulties, or marketing, sales, and distribution difficulties, the PCT method may not be adopted by the forensics  community as an accepted workflow for rape kit sample preparation or the forensics community may not perceive the benefits of PCT for sample preparation; if actual operating costs are higher than anticipated, or revenues from product sales are less than anticipated, the Company may need additional capital prior to March 2012; and if the Company fails to achieve its plan to regain compliance with the NASDAQ Listing Rules for minimum stockholders’ equity and the minimum bid price of $1.00 per share, the Company’s common stock will be delisted from The NASDAQ Capital Market.  Additional risks and uncertainties that could cause actual results to differ materially from those indicated by these forward-looking statements are discussed under the heading "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, as amended, and other reports filed by the Company from time to time with the SEC. The Company undertakes no obligation to update any of the information included in this release, except as otherwise required by law.

PBI filed a registration statement (including a prospectus) with the SEC for the offering to which this communication may relate. Before you invest, you should read the prospectus in that registration statement for the offering and other documents PBI has filed with the SEC for more complete information about PBI and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, PBI can arrange to send you the prospectus, when available, upon request.

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http://www.pressurebiosciences.com
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